July 12, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Don Field

Re:	Xenetic Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-231508

Registration Statement on Form S-1, as amended (File No. 333-231508)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Xenetic Biosciences, Inc. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated July 10, 2019 for the above-referenced Registration Statement.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director